Mail Stop 4720
                                                          February 15, 2019


Via E-mail
Mr. Madhukar Dayal
Chief Financial Officer
Santander Holdings USA, Inc.
75 State Street
Boston, MA 02109

Re:    Santander Holdings USA, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2016
       Filed March 20, 2017
       File No. 001-16581

Dear Mr. Dayal:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          /s/ Stephanie L.
Sullivan

                                                          Stephanie L. Sullivan
                                                          Associate Chief
Accountant